Room 4561
				August 11, 2005



Doyal G. Bryant
President
Market Central, Inc.
6701 Carmel Road
Suite 205
Charlotte, NC 28226

Re:	Market Central, Inc.
	Form 10-KSB for Fiscal Year Ended August 31, 2004
	Filed December 14, 2004
      Form 10-QSB for Fiscal Quarter Ended May 31, 2005
	Filed July 20, 2005
		File No. 000-22969


Dear Mr. Bryant:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the financial statements and related disclosures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended August 31, 2004

Item 1.  Description of Business, page 2

1. We note that in April 2004 you signed a letter of intent to acquire Convey Systems, Inc. You disclose that you are currently providing day-to-day management services to Convey, receiving the net proceeds from sales of Convey products and you have entered into an agreement with Ariel Way, Inc. to license one of Convey`s products.
Please explain to us how you are accounting for these transactions and refer to the authoritative literature that supports your accounting. As part of your response, tell us how you concluded that consolidating Convey was not appropriate.

Item 7.  Financial Statements

Independent Auditor`s Report, page F-3

2. We note that your principal offices were located in Jacksonville,
Florida and that you have recently relocated to Charlotte, North Carolina. In view of this, explain to us why you engaged an audit firm located in McLean, Virginia. Separately, tell us where the audit was performed and whether your auditors are licensed to practice in that state.

Consolidated Statement of Cash Flows, page F-8

3. Please address the following related to your statement of cash flows:

* Explain to us how reconciling "net loss for the period from continuing operations" to "net cash provided by/used in operating activities" complies with paragraph 28 of SFAS 95 that requires the use of "net income" in the reconciliation;

* Explain to us how the classification of your preferred stock divided as an operating cash flow complies with paragraph 20(a) of SFAS 95;

* Clarify for us the meaning of "cash dispersed in excess of available funds" and explain why you consider these amounts to be operating cash flows; and

* Explain to us why cash flows related to your long-term restricted cash balances are not considered investing cash flows.

Note B - Business Combinations and Discontinued Operations, page
F-15

4. Please tell us why you believe that the "certain assets" acquired from Pliant represented a business. Explain how you have considered the criteria provided in EITF 98-3 in your response.

5. We note that you recorded a $4.1 million impairment charge in February 2004 related to the goodwill that was recorded in the Convergion acquisition. Please tell us more about the events and circumstances surrounding this charge and address why such a write-
off was necessary within twelve months of the acquisition. In addition, describe the events and circumstances that led to the $2.8 million gain recorded upon sale of this business approximately 90 days after the impairment charge.

6. Please explain to us how the $500,000 promissory note and $3,000,000 security interest affected your accounting for the Convergion sale. As part of your response, explain why it was appropriate to recognize the gain on disposal considering your continuing obligations under the sale agreement as evidenced by the note and the security interest. Provide reference to the authoritative literature that supports your accounting treatment. As part of your response, explain how you have considered SAB Topic 5:E.

Note H - Due From Factor, page F-21

7. Please explain to us how your accounting for factoring of receivables has been affected by your inability to comply with the covenants of the underlying agreement.

Note K - Related Party Transactions, page F-26

8. Please describe to us the material provisions of the settlement agreement entered into with your former CEO and the impact on your financial statements. Describe the accounting journal entries recorded in connection with this agreement and refer to the authoritative literature that supports your accounting treatment.

Certifications

9. Please explain to us how you determined that your Section 302 certifications conform to the format provided in Item 601(b)(31) of
Regulation S-B. In this regard, we note that you refer to the evaluation of disclosure controls and procedures being performed within 90 days prior to the filing of the annual report.

Form 10-QSB for the Fiscal Quarter Ended May 31, 2005

Note G - Convertible Notes Payable

10. We note that you issued convertible debentures and warrants to purchase common stock to investors. Please explain to us how you allocated the proceeds of these transactions to the debt and warrants based on the relative fair values in accordance with paragraph 16 of
APB 14. In addition, provide us with your calculations related to the beneficial conversion features and explain how you applied EITF 98-5 and EITF 00-27 to these transactions.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant, (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Doyal G. Bryant
Market Central, Inc.
August 11, 2005
Page 5